FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated March 8, 2005, regarding the sale of Petroken S.A.

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, 8 March 2005

No. of pages: 1

SALE OF PETROKEN S.A.

We would like to inform you that, in order to comply with current legislation, YPF has signed an agreement for the sale of 50% of its stake in Petroquímica Ensenada S.A. to Basell Ibérica Poliolefinas Holdings S.L., at a price of US$58 million.

This deal, pending approval by the Argentine anti-trust authorities (La Comisión Nacional de Defensa de la Competencia), will have no significant effect on the company’s income statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 9, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer